

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 11, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of CBRE ACQUISITION HOLDINGS, INC., under the Exchange Act of 1934:

- SAIL^SM securities, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-fourth of one redeemable warrant
- Class A common stock included as part of the SAIL^SM securities
- Warrants included as part of the SAIL^SM securities, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.00

Sincerely,